FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated November 14, 2011, announcing that it has entered a strategic alliance with RTComm and NIIR for Ka-band network in Russia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 14, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Enters Strategic Alliance with RTComm and NIIR for Ka-band
Network within an Initiative of the President of Russia

-   Agreements with RTComm, an affiliate of Rostelecom group, and Government enterprise NIIR include VSAT network supply, local manufacture and R&D
cooperation. Joint activity to begin this year   -

Petah Tikva, Israel, November 14, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that it has signed agreements with Russian-based service provider RTComm, the satellite service arm of Rostelecom Group (MICEX & RTS: RTKM, RTKMP; OTCQX: ROSYY), Russia’s national telecommunications operator, and with NIIR FSUE, an institute for technology advancement of the Ministry for Telecommunications and Mass Communications of the Russian Federation.

As part of these agreements, Gilat will supply network equipment and Ka-band end-user terminals for RTComm’s future constellation of multi spot-beam satellites. The cooperation between the parties includes transfer of technology required for local manufacture in Russia, and R&D cooperation. As part of a frame MOU, the parties signed two specific agreements which will go into implementation this year.

Today's announcement showcases the President and the Government’s ongoing commitment to bridging the digital divide across the Russian Federation. Supported by Gilat’s capabilities and track-record for success, this high priority project will ensure that high-speed broadband access is delivered to consumers and businesses across our vast nation, ensuring even the most remote locations can become active participants in the digital society," said Naum Marder, the Deputy Minister of Telecommunications and Mass Communications of the Russian Federation.

Rostelecom has the largest domestic backbone network and last mile connections in Russia. With licenses to provide a wide range of telecommunication services to residential, corporate and governmental subscribers and third party operators across all regions of the Russian Federation, the Group has announced consolidated revenues of RUB 275.7 billion in 2010.

“The realization of the project is utmost important for Rostelecom Group in the view of   the government and commercial challenges for the company. In particular, the project involves the advanced communications services for remote regions of Russia and access to e-government services,” said Oleg Rumiantsev, Director of External Communication Department of Rostelecom.

RTComm is one of the leading telecommunication companies in Russia and already operates Ku-band satellite networks. The use of Gilat’s Ka-band equipment will allow RTComm to offer an advanced broadband connectivity service to consumers, as well as to SME’s, enterprises and government agencies across the Russian Federation. The launch of Ka-band high-throughput multi-spot beam satellites, part of which are RTComm’s, is scheduled for 2012-2014, and is planned to support over two million subscribers.

“We chose Gilat as the best partner for bringing Ka-band to Russia – both in terms of technology and as a long-term partner. We rigorously evaluated a number of satellite broadband solutions, and we are confident that the technological level of Gilat’s solution, as well as positive experience of Ku-band projects implementation, will enable fast and effective roll-out of this nationwide project approved by the Government of the Russian Federation,” said Valeriy Lokhin, RTComm’s General Manager.

NIIR FSUE is the leading system-level research institute of the Ministry for Telecommunications and Mass Communications of the Russian Federation. As part of the agreement, Gilat will provide NIIR with manufacturing rights, know-how and marketing rights for the Ka-band gateways which NIIR will adapt to Russian market requirements.

“Gilat’s cutting-edge technology opens new opportunities for the Russian market. NIIR’s experience in system-level integration and development, as well as in the manufacturing of various equipment for satellite networks, coupled with Gilat’s technology, will enable making the first Ka-band project in the Russian Federation a success,” said Valery Butenko, NIIR’s General Manager.

“This is an important award for Gilat, reinforcing our position in the Ka-band marketplace. We see Ka-band technology expanding to more regions in the world, and offering new opportunities with much higher capacities and at lower prices to the subscribers,” said Amiram Levinberg, Gilat’s Chairman of the Board and CEO.

 “It is an honor for us to be part of this prestigious initiative which aims to bring high speed connectivity throughout the Russian Federation. RTComm is becoming one of the leading providers of satellite communications within Russia, and NIIR is a prominent design house with high technical expertise. We view this partnership as a clear vote of confidence in our technology and in Gilat in general,” said Arie Rozichner, Gilat's RVP Eurasia.

-   xxx -

About NIIR FSUE
NIIR FSUE is the leading system-level research institute of the Ministry for Telecommunications and Mass Communications of the Russian Federation, involved in creating radio communications systems, satellite and terrestrial TV and radio broadcasting systems and in developing radio technologies.

The Institute was set up in 1949 pursuant to the USSR Government decree. NIIR is contributing significantly to the development of modern information and communications technologies. Its research and engineering staff carries out relevant scientific studies, develops advanced radio technology, implements projects on telecommunications networks.

About RTComm
RTComm is a national telecommunication operator in Russia, with its primary focus on providing services based on virtual private networks, data processing centers and satellite access. RTComm is a part of the Rostelecom group. RTComm is a provider of complete communication solutions for government and corporate clients, as well as for telecommunication operators and Internet service providers. RTComm's backbone network is based on MPLS/VPN technology and has access nodes in all regions of the Russian Federation. Regional representatives: "RTComm-Siberia", "RTComm-South", "RTComm-Volga-Ural”. For additional information visit www.rtcomm.ru

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over one million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Karen Mazor

Gilat Satellite Networks

karenm@gilat.com